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January 31, 2007

Kurt Murao, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: NuWay Medical, Inc. Preliminary Proxy Statement on Schedule 14A Filed January 8, 2007 (SEC File No. 000-19709)

Dear Mr. Murao:

NuWay Medical Inc. (the “Registrant”) is responding to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 26, 2007 (the “Second Comment Letter”) and refers to the comments of the Staff of the Commission in its letter dated November 29, 2006 (the “First Comment Letter”). The Registrant’s responses are keyed to the numbered comments of the Staff contained in the Comment Letter, which are set forth in full below, immediately preceding each response.

General

1. We note your response to comment 1 in our letter dated November 29, 2006 indicating that you have submitted a response to us on December 11, 2006. As further comments have been issued, please comply with any outstanding comments that were issued as part of our review of your Form 10-KSB for fiscal year ended December 31,2005 and Forms 10-QSB for fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

Response: The Registrant submitted its first written response to the Staff on December 11, 2006 and its second written response to the Staff on January 26, 2007, and filed Amendment No.2 to its Quarterly Report on Form 10-QSB for the period ended September 30, 2007 on January 29, 2007.

2. We note that you have included the bulleted representations that we requested at the end of the response letter. Please note that these representations must come from the registrant directly under separate cover.

Response: The Registrant has filed the requested information under separate cover dated of even date.

Proposal 1, page 2

Executive Compensation, page 8

3. Please update and revise your disclosure to comply with the new executive compensation disclosure rules which went effective on November 7, 2006 for years ending on or after December 15, 2006. See SEC Release No. 33-8732A (August 29, 2006).

Response: In light of the Staff’s comment and considering the virtual certainty that the Registrant, as a small public company with limited financial and personnel resources, could not comply with the expansive and extensive new executive compensation disclosure rules in a matter of just a few days, the Registrant has decided not to include the election of directors as an item for stockholder action at the upcoming meeting. Accordingly, the Registrant will delete Proposal 1, the election of directors, from the proxy statement and also will delete Proposal 6, approval of the 2006 Stock Option Plan, and Proposal 7, ratification of appointment of auditor, from the meeting agenda. The Registrant will address these matters at its 2007 Annual Meeting of Stockholders. The upcoming meeting will be held as a Special Meeting of Stockholders, solely to address the transactional proposals, 2, 3, 4 and 5, which have been renumbered as Proposals 1, 2, 3 and 4. In light of the foregoing, the Registrant respectfully requests that the Staff withdraw this comment at this time.

Proposal 2, page 13

4. Please expand your disclosure to provide the information required by Item 303 of Regulation S-K as to IOWC Technologies, Inc. See Item 14(c)(2) of Schedule 14A and Item 17(b)(5) of Form S-4.

Response: Regarding Item 14(c)(2) of Schedule 14A, as mentioned in response to the First Comment Letter, please be advised that the Registrant is not registering any shares of it common stock, because it is relying on the exemption from registration in Section 4(2) of the Securities Act of 1933, as amended and/or Regulation D promulgated thereunder in offering shares of its common stock to the company whose assets are being acquired, IOWC Technologies, Inc. (“IOWC”). IOWC is a Canadian corporation, whose shares of capital stock are owned by a single shareholder, Kenneth R. Code. IOWC will receive restricted securities in the transaction, the certificates for which will bear an appropriate legend. IOWC and Mr. Code, as its shareholder, will approve the sale of substantially all of its assets in accordance with the laws of Canada and/or the province of Alberta. Because the proposed transaction is structured as the sale of assets by IOWC, IOWC will continue to exist after the consummation of the transaction and will continue to have a single stockholder, Mr. Code. Therefore, the Registrant believes that providing a Management’s Discussion and Analysis or Plan of Operations (“MD&A”) for IOWC would not be meaningful to the Registrant’s stockholders. Instead, the Registrant proposes to include, and has included, a “Plan of Operations After Consummation of the Transactions”, immediately preceding the pro forma financial statements contained in Proposal 2 (now renumbered Proposal 1). The disclosure is furnished in compliance with Item 303 of Regulation S-B, since the Registrant is a small business issuer as defined in Rule 405 promulgated under the Securities Act of 1933, as amended. The Registrant believes that this is a more meaningful disclosure for its stockholders to understand what the Registrant’s plans are and will be following the consummation of the transactions with IOWC. In light of the foregoing, the Registrant respectfully requests that the Staff modify its comment to permit the furnishing of a “plan of operations” in lieu of an MD&A for IOWC.

Background of the BioLargo Transactions, page 15

5. We note your response to comment 2 in our letter dated November 29, 2006. Please expand your disclosure to more fully and specifically discuss the consideration negotiations between you and lOWC, including the relevant dates that resulted in the determination that you will issue a total of 553,475,300 shares of common stock for certain technology and rights relating to the BioLargo Technology.

Response: The discussion contained under “Proposal 2 [now renumbered as Proposal 1] - Background of the BioLargo Transactions” has been expanded to include fuller discussion of the negotiations between the Registrant and IOWC with respect to the determination of the consideration to be paid by the Registrant to IOWC in the form of 553,475,300 shares of common stock for the BioLargo Technology.

In connection with the foregoing response, the Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to the undersigned with any further comments or any other communications regarding the Comment Letter.

Very truly yours, /s/ Lance Jon Kimmel Lance Jon Kimmel